UNITED STATES

SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Datasea Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

238116
(CUSIP Number)

Datasea Inc.
20th Floor, Tower B, Guorui Plaza, 1 Ronghua South Road,
Technological Development Zone,
Beijing, People’s Republic of China 100176
+86 10-56145240

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 238116
(1)		Names of reporting persons
Beijing Meimei Partners Network Technology Co., LTD
(2)		Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐
(3)		SEC use only

(4)		Source of funds (see instructions)
WC
(5)		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)		Citizenship or place of organization
No. 2308 Chaowai Incubator, 9th Floor (08), Building 19, Ritan North Road Chaoyang District, Beijing 100020
Number of shares beneficially owned by each reporting person with:
	(7)	Sole voting power 4,760,000 shares after original issued on September 21, 2023.
317,334 shares after reverse split effected on January 22th, 2024.
	(8)	Shared voting power

	(9)	Sole dispositive power

	(10)	Shared dispositive power

(11)		Aggregate amount beneficially owned by each reporting person
4,760,000 shares after original issued on September 21, 2023. 317,334 shares after reverse split effected on January 22th, 2024.
(12)		Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13)		Percent of class represented by amount in Row (11)
10.515% shares after reverse split effected on January 22th, 2024.
(14)		Type of reporting person (see instructions)
CO

ITEM 1. SECURITY AND ISSUER.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Name;

Beijing Meimei Partners Network Technology Co., LTD

(b)	Residence or business address;

No. 2308 Chaowai Incubator, 9th Floor (08), Building 19,

Ritan North Road

Chaoyang District, Beijing

100020

(c)	Present principal occupation or employment;

Services and market promotion

(d)	Criminal Convictions:

None

(e)	Civil Proceedings:

None

(f)	Citizenship/State of Incorporation/Organization:

No. 2308 Chaowai Incubator, 9th Floor (08), Building 19,

Ritan North Road

Chaoyang District, Beijing

100020

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

WC

ITEM 4. PURPOSE OF TRANSACTION.

Strategic invest

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Funding support

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Subscription agreement

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	04/29/2024

Signature	/s/ Xinyan Li

Name/Title	Gneral Manager

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